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                                                                       EXHIBIT 5

IV                                                             PRESS RELEASE
FOR IMMEDIATE RELEASE
 CONTACT:
 InterVoice, Inc.
 Rob-Roy J. Graham
 Chief Financial Officer
 (972) 454-8712

 16-99

                          INTERVOICE AND BRITE TO MERGE

DALLAS, TEXAS - APRIL 27, 1999 - InterVoice, Inc. (InterVoice) and Brite Voice Systems, Inc. (Brite) jointly announced that they have signed a definitive merger agreement in which InterVoice will acquire all the outstanding shares of Brite common stock. Pursuant to the agreement, InterVoice will pay Brite shareholders $13.40 per Brite share, or based on approximately 12.3 million shares of Brite common stock currently outstanding, a total consideration of approximately $164.4 million. Of this total, approximately $122.7 million, or $10.00 per Brite share, will be in cash and approximately $41.7 million, or $3.40 per Brite share, will be in shares of InterVoice common stock.

The transaction will be executed in two steps, the first being an all cash tender offer at $13.40 per share for approximately 9.2 million shares of Brite's common stock. The second step will consist of a merger in which shares of Brite common stock not purchased in the cash tender offer will be exchanged into shares of InterVoice common stock. The ratio of exchange will be determined at the time of the merger based on the average closing price of an InterVoice share for the preceding twenty-five trading days. This transaction has been approved by the Boards of Directors of Brite and InterVoice. InterVoice has obtained a commitment for acquisition financing from Bank of America and expects to commence the cash tender offer on or before May 3, 1999. The closing of the transaction is subject to completion of the acquisition financing and certain other customary conditions as described in the merger agreement.

"I am very pleased to merge InterVoice with Brite," said Daniel D. Hammond, InterVoice's Chairman and CEO. "The resultant company, which we plan to call InterVoice-Brite and to headquarter in Dallas, creates a hands-down leader in the call automation industry. The merger of our companies will provide clear benefits to our major constituents: our customers, our shareholders and our employees."

Mr. Hammond will serve as Chairman of the Board and CEO of InterVoice-Brite. Stanley G. Brannan, currently Brite's Chairman, CEO and President, has agreed to serve on the Board of Directors of InterVoice-Brite as vice-chairman. Senior members of InterVoice-Brite management team will be David A. Berger, President and COO, and Rob-Roy J. Graham, CFO. Senior Brite managers, Ray S. Naeini and Donald (Scotty) R. Walsh, will report to Mr. Berger as Executive Vice Presidents.


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"Merging InterVoice and Brite makes a lot of sense," said Mr. Brannan. "The combined marketing, customer support and product development organizations should produce better long term growth and success. I am excited about my role as vice-chairman, and I expect to work very hard to make sure the anticipated benefits of this merger are achieved for our customers, employees and shareholders."

"The InterVoice-Brite merger creates a worldwide engine for accelerated growth in the call automation market," said Mr. Hammond. "The past investments made by InterVoice and Brite customers will be preserved by a product plan which will bridge our mutual installed bases to benefit from emerging technologies such as 'hands-free' IVR and Internet telephony."

"Both Brite and InterVoice value their respective world class teams of employees," said Mr. Brannan. "The combination of our companies will only serve to provide more opportunities for our employees and to attract the talent from the industry needed to propel InterVoice-Brite growth."

"The InterVoice-Brite combination achieves a more balanced sales mix, whether it be between domestic sales and international sales, or between IVR sales and Telco sales, or between systems and services," continued Mr. Hammond. "In addition, this merger serves shareholder interests well. It allows for leveraging a single infrastructure to enhance profitability of the companies' combined operations and to focus spending on those areas with the most sales growth potential, be it technology investments or investments in new sales geographies."

"Our companies fit together very well," said Messrs. Hammond and Brannan. "There are immediate synergies from the outset of the merger and even more to be realized as the companies combine their operations. We are very excited about this merger and look forward to continued success."

A conference call is scheduled for 10:30 a.m., CDT, on Tuesday, April 27, 1999, in which senior members of the InterVoice and Brite management teams will discuss and answer questions about this merger. The conference call number is
(913) 981-5509 and the identification number is 679296. A replay of the conference call will be available at 1:30 p.m., CDT, on Tuesday, April 27, 1999 and will run through midnight, CDT, Tuesday, May 4, 1999. The replay phone number is (719) 457-0820 and the identification number is 679296. Also, replays of the conference call can be accessed via the Internet at InterVoice's home page: http://www.intervoice.com.

This press release and public oral statements by InterVoice and Brite representatives may contain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to vary from those projected. Statements that are not historical facts, including statements about confidence in strategies, plans and expectations about


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new and existing products and their market acceptance, expectations about future revenues and earnings, industry growth and demand, and returns on investments in products and markets are forward-looking statements that involve risks and uncertainties that could materially impact the companies and the merged company results from operations. For a discussion of the risks and uncertainties that could materially impact the companies and their results from operations, please see InterVoice's and Brite's Forms 10-K and Forms 10-Q, and other filings, filed with the Securities and Exchange Commission.

InterVoice, Inc. (NASDAQ:INTV), is a leading global supplier of call automation systems for call centers, enhanced network-based services for telecommunications service providers and the world's largest supplier of interactive voice response systems. With nearly 12,000 systems shipped to 52 countries, InterVoice's solutions are used to increase revenues, decrease costs, and deliver exceptional customer service. InterVoice, an ISO 9001 certified company, is headquartered in Dallas, Texas, USA and has representative offices in the Americas, Europe, and Asia-Pacific. Company information and interactive product demonstrations are available on the World Wide Web at http://www.intervoice.com.

Brite Voice Systems, Inc. (NASDAQ:BVSI), is a world leader in providing enhanced telecommunications systems and interactive information systems. Brite's products include prepaid, messaging, voice mail, voice activated dialing, enhanced calling cards, as well as interactive information and IVR-CTI applications. The company also provides managed service capabilities for these products. Brite is certified ISO 9001/TickIT, a globally accepted quality management recognition. Brite's certification includes the design, development, manufacture, installation and support of computer-based voice and multimedia systems. The certification also includes the company's associated managed services, information services and training services.